Exhibit 1

St. Jude Medical Reports Third Quarter Results
Sales and Net Earnings Increase 18%

St. Paul, MN, October 15, 2003 — St. Jude Medical, Inc. (NYSE: STJ) today reported third quarter 2003 sales and earnings. Third quarter 2003 net sales of $477 million represented a $72 million or 18% increase compared to the $405 million reported by the Company in the third quarter of 2002. Favorable foreign currency translation comparisons increased third quarter sales by about $14 million. Net sales for the first nine months of 2003 were $1,414 million, an increase of $234 million or 20% over the $1,180 million reported in the first nine months of 2002. Favorable foreign currency translation comparisons increased sales for the first nine months of 2003 by about $49 million.

Net earnings for the third quarter of 2003 were $85 million, a $13 million or 18% increase over the $72 million reported in the third quarter of 2002. Earnings per diluted share were $.46 in the third quarter of 2003, an 18% increase over the $.39 per diluted share reported in the third quarter of 2002. Net earnings for the first nine months of 2003 were $247 million, a $44 million or 22% increase over the $203 million reported in the first nine months of 2002. Earnings per diluted share were $1.32 for the first nine months of 2003, a 19% increase over the $1.11 per share reported in the first nine months of 2002.

Commenting on third quarter financial results, St. Jude Medical Chairman and CEO Terry L. Shepherd, said, “Third quarter results were consistent with our expectations despite challenging market dynamics. Sales of $477 million represent an 18% increase over last year’s third quarter with sales of cardiac rhythm management and vascular closure devices particularly strong. Earnings of $.46 per diluted share represent an 18% increase compared to last year’s third quarter, while year-to-date earnings of $1.32 per diluted share increased 19% over the first nine months of 2002.”

Shepherd added, “Our high-voltage cardiac rhythm management business continued to strengthen. ICD sales for the quarter of $100 million represented an increase of more than 28% over the third quarter of 2002. The Epic™ Plus family, the first ICDs to incorporate our clinically proven AF Suppression™ technology, was launched in the second quarter and has been well received by clinicians. During the fourth quarter, we expect to introduce the Atlas® Plus ICD product family, the industry’s most powerful ICD that also incorporates AF Suppression™, and our next generation Riata™ defibrillation lead family, the latest iteration to our most advanced ICD lead. We also expect U.S. Food and Drug Administration (FDA) approval this quarter of the Housecall Plus™, our third-generation remote patient monitoring system for use with our Atlas® and Epic™ family of ICD products.”

During the third quarter St. Jude Medical announced the initiation and first patient enrollment in the ASSIST (Atrial Tachycardia Suppression Strategy in ICD Subjects Trial) clinical study. The purpose of the ASSIST study is to evaluate if atrial fibrillation (AF) suppression pacing in dual-chamber ICD patients will reduce atrial arrhythmia burden and the frequency of inappropriate VT/VF therapy in patients with a history of paroxysmal atrial fibrillation.

Shepherd continued, “We’ve observed that the use of ICDs with cardiac resynchronization (CRT) capability has grown dramatically, and we look forward to entering this market segment in the first half of next year. We are excited that the new CRT ICD market is developing rapidly, as we expect a very competitive portfolio of St. Jude Medical products for this segment next year.”

St. Jude Medical anticipates several important milestones to be reached during the fourth quarter in its Resynchronization Hemodynamic Treatment for Heart Failure Management (RHYTHM) ICD clinical trial which address this CRT ICD market segment. The RHYTHM ICD study is a multiphase pre-market approval (PMA) trial, made up of an initial on/off randomized phase, studying the Epic™ HF ICD with the Aescula™ stylet driven left-heart lead system; a second phase which studies the Quicksite™ Over-the-Wire lead system; and a third phase which studies the programmable V-V timing feature of this product line.

Follow-up of patients in the initial Epic™ HF/Aescula phase of the study continues. The Company expects to submit to the FDA final data on this phase of the RHYTHM study by the end of next month, with approval and U.S. market release expected by the NASPE Heart Rhythm Society clinical meeting in May 2004. The first PMA submission module for this phase of the study was submitted to the FDA during the third quarter of 2003.

During the third quarter, the Company completed the minimum enrollment requirements for the Quicksite™ lead phase of this trial and continues to expect approval of the Quicksite™ lead to follow shortly after initial approval of the Epic™ HF and Aescula™ ICD systems.

Finally, the V-V timing phase of the RHYTHM trial continues with enrollment expected to be completed during the fourth quarter. The Company anticipates submission of this phase of the RHYTHM study to occur no later than the second quarter of next year.

The Company expects that data from the initial phase of the RHYTHM ICD study will be presented in conjunction with the annual meeting of the American College of Cardiology (ACC) in March of next year.

Shepherd continued, “In our low-voltage cardiac rhythm management product line, pacing sales for the third quarter totaled $207 million, an increase of 7% over last year’s third quarter. International pacing sales continued to be strong, up 24%. We are pleased with customer acceptance of our new pacemaker product family, the Identity® ADx DR, which is part of the Company’s Team ADx product family. These products incorporate unique St. Jude Medical AT/AF diagnostic features to complement our AF Suppression™ technology and significant enhancements in programmer capabilities. During the third quarter we launched the Integrity® Micro family of pacemakers in Japan. These are the smallest, most advanced pacemakers in Japan and incorporate our AF Suppression™ technology. Also during the quarter we announced FDA approval, CE Marking and the first implants of the Tendril® SDX Model 1688 active fixation pacing lead. In addition, the results of the ADOPT-A clinical trial, which evaluated the use of the Company’s AF Suppression™ pacing algorithm for the suppression of symptomatic paroxysmal and persistent atrial fibrillation (PAF) in patients with sinus node dysfunction, were published in the Journal of the American College of Cardiology. And finally in August, we submitted to the FDA the results of the Post AV Node Ablation Evaluation (PAVE) study, which evaluates bi-ventricular pacing for patients with A-V nodal ablation. The St. Jude Medical Frontier™ bi-ventricular pacing device was used in this study, and we anticipate FDA approval for this device in the first half of 2004.”

In the electrophysiology (EP) catheter component of the Company’s cardiac rhythm management business, sales of EP catheters were $32 million, up about 39% over last year and above the Company’s view of EP market growth. The Company anticipates continued rollout of the Reflexion™ advanced steerable EP Catheter platform during the fourth quarter in the U.S. and other world markets.

Shepherd continued, “Third quarter sales in the vascular closure business increased 34% to $55 million, compared to the third quarter of 2002 with continued strong customer acceptance of the St. Jude Medical Angio-Seal™ product line. We announced the expanded launch of the Angio-Seal™ STS Plus at the recent Transcatheter Cardiovascular Therapeutics (TCT) conference. The STS Plus offers enhancements to the STS platform with more efficient device positioning, smoother arterial access and other new features. Sales of other Cardiology and Vascular access products for the quarter were $21 million.”

Shepherd added, “Cardiac Surgery sales for the quarter were $62 million, an increase of approximately 3% over the third quarter of 2002. Heart valve sales for the quarter were $57 million demonstrating continued preference by surgeons worldwide for the St. Jude Medical Regent™ mechanical heart valve and good growth in our tissue valve product line in international markets.”

The Company expects consolidated EPS for the fourth quarter to be in the range of $.45-$.48 and for the full year 2003 to be in the range of $1.77 to $1.80.

St. Jude Medical’s conference call will be webcast live and archived on October 15, 2003, at 8 AM CDT on the following website (www.sjm.com):

http://phx.corporate-ir.net/phoenix.zhtml?c=73836&p=irol-EventDetails&EventId=767249.

Any statements made regarding the Company’s anticipated product approvals, sales, expenses and earnings are forward-looking statements which are subject to risks and uncertainties, such as those described in the Financial Report section of the Company’s Annual Report to Shareholders for the fiscal year ended December 31, 2002 (see pages 6-8). Actual results may differ materially from anticipated results.

St. Jude Medical, Inc. (www.sjm.com) is dedicated to the design, manufacture and distribution of innovative medical devices of the highest quality, offering physicians, patients and payers unmatched clinical performance and demonstrated economic value.

St. Jude Medical, Inc.
Condensed Consolidated Statements of Earnings
(Data in Thousands, Except EPS)
(Unaudited)

	Three Months Ended Sept. 30, 2003	Three Months Ended Sept. 30, 2002	Nine Months Ended Sept. 30, 2003	Nine Months Ended Sept. 30, 2002
Net sales	$477,454	$404,857	$1,413,931	$1,180,398
Cost of sales	146,713	128,381	447,477	376,131
Gross profit	330,741	276,476	966,454	804,267
Selling, general & administrative	157,586	129,162	460,586	383,059
Research & development	58,637	51,838	174,782	147,594
Operating profit	114,518	95,476	331,086	273,614
Other income (expense)	(166)	1,388	2,076	1,130
Earnings before taxes	114,352	96,864	333,162	274,744
Income tax provision	29,731	25,184	86,622	71,433
Net earnings	$84,621	$71,680	$246,540	$203,311
Net earnings per share
Basic	$0.48	$0.40	$1.38	$1.15
Diluted	$0.46	$0.39	$1.32	$1.11
Basic shares outstanding	175,996	177,064	178,391	176,228
Diluted shares outstanding	184,526	182,983	186,657	182,947

Condensed Consolidated Balance Sheets
(Data in Thousands)
(Unaudited)

	Sept. 30, 2003	Dec. 31, 2002
Cash & equivalents	$428,033	$401,860
Accounts receivable, net	496,201	381,246
Inventories	301,166	227,024
Other current assets	145,301	104,187
Property, plant & equipment, net	298,568	300,481
Other assets	744,252	536,581
Total assets	$2,413,521	$1,951,379
Short-term debt	$24,484	$0
Other current liabilities	423,702	374,652
Long-term debt	447,927	0
Deferred income taxes	56,838	0
Total equity	1,460,570	1,576,727
Total liabilities & equity	$2,413,521	$1,951,379